KH RW

16003680

SSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden
hours per response.......12.00

SEC Mail Processing Section
FEB 26 2016
Washington DC
404

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC File Number
8-69535

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

Report for the period beginning 9/8/15 and ending 12/31/15

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Threadmark LP

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
100 Park Avenue, 16th Floor
(No. and Street)

New York NY 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Bruce Chapman (212) 984-0726
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

6601 N. Avondale Avenue, Suite 200
(No. and Street)

Chicago Illinois 60631
(City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, **Bruce Chapman**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of W Threadmark LP, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

CCO
Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2018

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco
Sciaccotta
Wilkens &
Dunleavy

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Threadmark LP

We have audited the accompanying statement of financial condition of Threadmark LP (the Company) as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. Threadmark LP's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Threadmark LP as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
February 19, 2016

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

# Threadmark LP
## Statement of Financial Condition
## For period September 8, 2015 Through December 31, 2015

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 128,206 |
| Prepaid Expenses | | 10,339 |
| Due From Related Party | | 8,398 |
| Other Assets | | 7,244 |
| **Total Assets** | $ | 154,187 |
| | | |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| **Liabilities** | | |
| Accounts Payable and Accrued Expenses | $ | 24,275 |
| Due to Related Party | | 6,046 |
| **Total Liabilities** | | 30,321 |
| | | |
| **Member's Equity** | | 123,866 |
| **Total Liabilities and Member's Equity** | $ | 154,187 |

The accompanying notes are an integral part of this financial statement.

## 1. Nature of Operations

Threadmark LP (the "Partnership") was formed on April 22, 2014. The Partnership is a wholly owned subsidiary of Threadmark GP, LLC. The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Partnership's operations consist primarily of introducing leading institutional investors to fund managers that make private equity, real estate and other non-traditional investments. The partnership also provides advice to fund managers regarding ways to improve their methods of raising capital.

## 2. Summary of Significant Accounting Policies

*Basis of Presentation*
The financial statements have been prepared in conformity with accounting principles generally accepted in the United State of America ("GAAP").

The following is a summary of the significant accounting policies followed by the Partnership.

*Revenue Recognition*
The Partnership recognizes retainer revenues in accordance with the provisions of the respective agreements.

*Fees Receivable*
The Partnership carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Partnership evaluates its fees receivable and establishes an allowance for doubtful accounts. If necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

*Income Taxes*
The Parent reports the Partnership's income or loss on its income tax returns. Accordingly no provision for federal and state income taxes has been recorded.

*Use of Estimates*
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## 3. Related party transactions

During the period ended December 31, 2015, the Partnership recognized 100% of its revenue from affiliated companies, Threadmark LLP and Threadmark Partners Limited. These affiliated companies have the same managing members and ownership as the Partnership.

The Partnership shared general and administrative expenses under a Services Agreement. Under this Agreement, shared expenses are allocated based upon allocation percentages as specified in the agreement. For the period ended December 31, 2015 the Partnership was allocated expenses totaling $60,351.

## 4. Concentrations

The Partnership maintains all of its cash in one financial institution, which at times, may exceed federally insured limits. The Partnership has not experienced any loss in this account and believes it is not subject to any significant credit risk.

## 5. Commitments

The Partnership leases office space under an operating lease with a term that expires November 16, 2016. Rent expenses amounted to approximately $22,779 for the period ended December 31, 2015. Future minimum rental payments due under the lease are approximately $48,400.

## 6. Net Capital Requirement

The Partnership as a member of the FINRA is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2015, the Partnership's net capital was approximately $97,885, which was approximately $92,885 in excess of its minimum requirement of $5,000 under SEC Rule 15c3-1.